Filed Pursuant to Rule 433
Registration No. 333-222676

Term Sheet

April 10, 2018

Issuer:	Toyota Motor Credit Corporation
Security:	Fixed Rate Medium-Term Notes, Series B
Title:	2.950% Medium-Term Notes, Series B due April 13, 2021
Issuer Senior Long-Term Debt Ratings:	Moody’s Investors Service, Inc.: Aa3 (stable outlook)
S&P Global Ratings: AA- (stable outlook)
CUSIP/ISIN:	89236TEU5 / US89236TEU51
Pricing Date:	April 10, 2018
Settlement Date:

April 13, 2018 (T+3)

The Issuer expects that delivery of the notes will be made against payment therefor on the Settlement Date, which will be the third U.S. business day following the Pricing Date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes on the Pricing Date will be required by virtue of the fact that the notes initially will settle in three business days to specify alternative settlement arrangements to prevent a failed settlement and should consult their own investment advisor.

Maturity Date:	April 13, 2021
Principal Amount:	$1,000,000,000
Benchmark Treasury:	UST 2.375% due March 15, 2021
Treasury Yield:	2.444%
Spread to Treasury:	+52 basis points
Price to Public:	99.960%
Commission:	0.225%
Net Proceeds to Issuer:	99.735% / $ 997,350,000
Coupon:	2.950% per annum
Yield:	2.964%
Interest Payment Frequency:	Semi-annual
Interest Payment Dates:	Each April 13 and October 13, beginning on October 13, 2018 and ending on the Maturity Date
Day Count Convention:	30/360
Business Day Convention:	Following, unadjusted
Business Days:	New York
Governing Law:	New York
Minimum Denominations:	$2,000 and $1,000 increments thereafter
Joint Book-Running Managers:	BNP Paribas Securities Corp. Citigroup Global Markets Inc. Credit Agricole Securities (USA) Inc. J.P. Morgan Securities LLC TD Securities (USA) LLC
Co-Managers:	Academy Securities, Inc. ANZ Securities, Inc. Fifth Third Securities, Inc. Guzman & Company Loop Capital Markets LLC U.S. Bancorp Investments, Inc.
DTC Number:	#187

Concurrent Offering:	Concurrently with this offering of the notes, the Issuer is also offering by means of separate term sheets: (i) $750,000,000 aggregate principal amount of Floating Rate Medium-Term Notes, Series B due April 13, 2021 and (ii) $500,000,000 aggregate principal amount of 3.400% Medium-Term Notes, Series B due April 14, 2025 (collectively, the “Other Notes”). This term sheet does not constitute an offer to sell, or the solicitation of an offer to buy, any of the Other Notes. Any offering of the Other Notes may be made only by means of a prospectus and related prospectus supplement.

A securities rating is not a recommendation to buy, sell or hold securities and may be subject to withdrawal at any time.

This term sheet supplements the prospectus supplement dated January 25, 2018 and the related prospectus dated January 24, 2018; capitalized terms used in this term sheet, but otherwise not defined, shall have the meanings assigned to them in the related prospectus supplement and prospectus.

The issuer has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (SEC) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the web at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling BNP Paribas Securities Corp. toll-free at 1-800-854-5674, Citigroup Global Markets Inc. toll-free at 1-800-831-9146, Credit Agricole Securities (USA) Inc. toll-free at 1-866-807-6030, J.P. Morgan Securities LLC collect at 1-212-834-4533 and TD Securities (USA) LLC toll-free at 1-855-495-9846.

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